U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
(Check One):

     [X] Form 10-K and Form 10-KSB
     [ ] Form 20-F [ ] Form 11-K
     [ ] Form 10-Q and Form 10-QSB
     [ ] Form N-SAR

                        FOR PERIOD ENDED: DECEMBER 31, 2000

     [ ]  Transition  Report on Form 10-K
     [ ]  Transition  Report on Form 20-F
     [ ]  Transition  Report on Form 11-K
     [ ]  Transition  Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

                        For the Transition Period Ended:

                        --------------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                        --------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        --------------------------------

                         Part I--Registrant Information

                        --------------------------------

                               PS FINANCIAL, INC.
               --------------------------------------------------
                             Full Name of Registrant

                                       N/A
               --------------------------------------------------
                            Former Name if Applicable

                             4800 South Pulaski Road
               --------------------------------------------------
                      Address of Principal Executive Office
                               (Street and Number)

                         Chicago, Illinois   60632-4195
               --------------------------------------------------
                            City, State and Zip Code



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                        Part II--Rules 12b-25 (b) and (c)

                       ----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached, if applicable.

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                               Part III--Narrative

                           --------------------------

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

Response: The compilation of the financial and other information necessary for the Registrant's Annual Report on Form 10-KSB for the quarterly period ended December 31, 2000 has been delayed due to delays in the preparation of and independent accountant review of financial information necessary to complete the Form 10-KSB.


                           --------------------------

                           Part IV--Other Information

                           --------------------------

         (1) Name and telephone number of person to contact in regard to this notification.

JEFFREY S. PRZYBYL                 (773)                          376-3800
       (Name)                  (Area Code)                   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If the answer is no, identify report(s).

                                 [x] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         RESPONSE: Basic and diluted earnings per share for the twelve months ended December 31, 2000 was $0.95 compared to $1.01 for the twelve months ended December 31, 1999. Net income for the twelve months ended December 31, 2000 was $1.2 million compared to $1.6 million for the twelve months ended December 31, 1999, a decrease of 24.2%. Net interest income decreased due to a decrease in the ratio of interest earning assets to interest bearing liabilities as a result of the completion of the Company's modified dutch auction tender offer in which interest earning assets and additional debt were used to fund the purchase of the shares in the offer.

                               PS FINANCIAL, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001                   By:    /S/ Jeffrey S. Przybyl
                                             ------------------------
                                             Jeffrey S. Przybyl
                                             Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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